February 10, 2026

Michael Tannenbaum
Chief Executive Officer
Figure Technology Solutions, Inc.
100 West Liberty Street, Suite 600
Reno, NV 89501

       Re: Figure Technology Solutions, Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed January 28, 2026
           File No. 333-291591
Dear Michael Tannenbaum:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 21, 2026 letter.

Amendment No. 1 to Registration Statement on Form S-1
General

1. The Division of Trading and Markets is still considering issues raised by your registration statement, including the potential regulatory implications for the National
       Market System of having both OTC and exchange-traded versions of a common stock that appear to be closely linked. Trading and Markets will be reaching out to you to schedule a call. In addition, TM offers the following comments 2 through 6.
2. Please describe how brokers or dealers quoting the blockchain stock over the counter will comply with Rule 15c2-11 and how Figure will comply with Rule 10b-17 under the
       Exchange Act when distributing the blockchain stock. We also remind firms to consider any applicable anti-manipulation and anti-fraud laws, including Regulation M.
3. To extent that your ATS will be the only venue for trading the blockchain stock, please state that. If not, please provide examples of types of trading venues and methods of
 February 10, 2026
Page 2

          peer-to-peer transfers    for a holder to buy or sell the blockchain
security on and what, if
       anything, such holder must do to trade the blockchain security at such venue or by peer-
       to-peer method that is different than trading the blockchain stock on the Figure ATS.
4. To the extent that your ATS will be a significant market for trading the blockchain stock, please tell us how your ATS will comply with Rule 301(b)(5) of
Regulation ATS (   Fair
       Access Rule   ).
5. Given the requirements of Rule 301(b)(2), including the requirement that an ATS to file a material amendment on Form ATS 20 days before implementing such change, please explain when subscribers to the Figure ATS will be able to trade the blockchain stock on the Figure ATS.
6.     We note your disclosure on page 113 that    [t]he shares of blockchain
stock will initially
       be available for trading on our ATS on the same dates and during the same market trading hours as our Class A common stock, as published by the NASDAQ,
 but    [i]f the
       blockchain stock were permitted to trade on [the] ATS outside of NASDAQ market trading hours, the trading price of the blockchain stock could differ materially from the
       trading price of our Class A common stock.    Please revise to also
disclose that the Class
       A common stock could trade on a trading center, such as an NMS Stock ATS, during an overnight session, and discuss the impact of such trading on the price of the blockchain stock.
7. We note your response to prior comment 6. Please clarify how holders of blockchain shares exchange such shares into shares of Class A common stock pursuant to the exchange offer and tell us how the movement of shares between the blockchain stock and
       Class A common stock on your OPEN platform differs from the traditional transfer agent process. In this regard, we note your disclosure on page 13 that you intend to support frictionless two-way exchangeability between [your] securities issued on OPEN and
       [your] listed Class A common stock.
Description of Capital Stock
Blockchain Common Stock, page 231

8. Refer to your response to prior comment 7. In your revised disclosure on page 231, you
       state that    dividends or other distributions to holders of blockchain
stock through
       blockchain-based representations delivered to holders' wallets (including, at [your]
       election, in a dollar-based digital asset).    Please revise to clarify
what you mean by
          blockchain-based representations    and identify or further describe
the characteristics of
       the    dollar-based digital asset    you may use for dividends or other
distribution to holders
       of blockchain stock.
Description of Blockchain Stock
Trading and Transfers, page 236

9. We note your response to prior comment 8. Please revise to provide a summary of how orders on the ATS are matched and describe the fee schedule on the ATS, including which party pays the fees, so that investors understand the fees they may owe if they choose to transfer shares of blockchain stock on the ATS.
 February 10, 2026
Page 3
10. We note your response to prior comment 8. Please disclose how holders of fractional shares of blockchain stock exercise their voting rights. In addition, please disclose whether there are any fees associated with exchanging Class A common stock for blockchain common stock and whether there are any fees associated with exchange of blockchain stock for Class A common stock using OPEN or otherwise.

      Please contact Madeleine Joy Mateo at 202-551-3465 or Christian Windsor at 202-551-
3419 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance
cc:   Byron Rooney, Esq.